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FEB 28 2011

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11021576

KW 4/5

UNITED STATES
SECURITIES AND EXCHANGE C[illegible]
Washington, D.C. 2054[illegible]

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[illegible]er:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17005

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bernard Herold & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

805 Third Avenue
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lawrence Herold 212-371-3950
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – *if individual, state last, first, middle name*)

530 Morris Avenue (Address) Springfield (City) NJ (State) 07081 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KW 4/27

OATH OR AFFIRMATION

I, Lawrence Herold, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bernard Herold & Co., Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DAVID S. LOCKER
Notary Public, State of New York
No. 01LO4970053
Qualified in New York County
Commission Expires July 30, 2014

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CITRINCOOPERMAN
Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

INDEPENDENT AUDITORS' REPORT

To the Shareholders
Bernard Herold & Co., Inc.
New York, NY

We have audited the accompanying statement of financial condition of Bernard Herold & Co., Inc. (the "Company") as of December 31, 2010, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bernard Herold & Co., Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 15 - 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 22, 2011

CITRIN COOPERMAN & COMPANY, LLP
530 MORRIS AVENUE SPRINGFIELD, NJ 07081 | TEL 973.218.0500 | FAX 973.218.0511 CITRINCOOPERMAN.COM

BERNARD HEROLD & CO., INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$ 492,511
Receivable from broker-dealer	204,128
Investments in marketable securities, at fair value	4,970,285
Prepaid expenses	30,712
Property and equipment, less accumulated depreciation of $135,934	98,327
Security deposits and other assets	240,058
TOTAL ASSETS	$ 6,036,021

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 364,368
Deferred tax liability	421,000
Income taxes payable	3,808
Total liabilities	789,176
Commitments and contingencies (Notes 4 and 9)	
Shareholders' equity:	
Preferred stock - $100 par value; 2,000 shares authorized, 900 shares issued and outstanding	90,000
Class A common stock - $1 par value; 10,000 shares authorized, 7,307 shares issued and outstanding	7,307
Additional paid-in capital	198,229
Retained earnings	4,951,309
Total shareholders' equity	5,246,845
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 6,036,021

See accompanying notes to financial statements.

BERNARD HEROLD & CO., INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2010

Revenues and trading gain:	
Commissions - marketable equity and debt securities	$ 1,944,595
Commissions - mutual funds	1,331,725
Realized and unrealized gain in marketable securities	436,734
Interest and dividends	299,333
Total revenues and trading gain	4,012,387
Expenses:	
Salaries and related costs	2,699,037
Communications	159,598
Rent and occupancy	468,256
Clearance fees	177,241
Promotional	41,278
Depreciation	42,494
Other administrative expenses	185,973
Total expenses	3,773,877
Income before provision for income taxes	238,510
Provision for income taxes	44,392
NET INCOME	$ 194,118

See accompanying notes to financial statements.

BERNARD HEROLD & CO., INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance - beginning	$ 90,000	$ 7,307	$ 198,229	$ 4,757,191	$ 5,052,727
Net income	-	-	-	194,118	194,118
BALANCE - ENDING	$ 90,000	$ 7,307	$ 198,229	$ 4,951,309	$ 5,246,845

See accompanying notes to financial statements.

BERNARD HEROLD & CO., INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

Cash flows from operating activities:		
Net income	$	194,118
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation		42,494
Deferred tax		57,000
Unrealized gain on marketable securities		(437,587)
Changes in assets and liabilities:		
Receivable from broker-dealer		(30,409)
Prepaid expenses		(1,664)
Accounts payable and accrued expenses		(26,514)
Income taxes payable		8,404
Net cash used in operating activities		(194,158)
Cash flows from investing activities:		
Decrease in security deposits and other assets		7,134
Purchase of marketable securities		(241,046)
Proceeds from sale of marketable securities		109,194
Proceeds from bond maturities		175,000
Net cash provided by investing activities		50,282
Net decrease in cash and cash equivalents		(143,876)
Cash and cash equivalents - beginning		636,387
CASH AND CASH EQUIVALENTS - ENDING	$	492,511
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Income taxes	$	13,200

See accompanying notes to financial statements.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Bernard Herold & Co., Inc. (the "Company") was formed in 1972 under the laws of the State of Delaware to manage and operate a registered securities broker-dealer and engage in the securities and brokerage business. As such, the Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer. Additionally, the Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the New York Stock Exchange (the "NYSE"), and is an associate member of the American Stock Exchange. The Company provides brokerage services to both institutional and individual investors and clears its securities transactions on a fully disclosed basis through another broker-dealer.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Proprietary securities transactions are recorded on the trade date, as if they settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities transactions are reported on a settlement-date basis, with related commission income and expense reported on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are stated at fair value as determined by quoted market prices. Securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market (or fair value) is included in total revenue and trading gain on the statement of income.

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided on the straight-line and double-declining methods over the estimated useful lives of the assets, ranging from five to seven years. For leasehold improvements, depreciation is provided over the terms of the related leases.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurements

In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2010-06, *Improving Disclosures about Fair Value Measurements.* This update amends FASB Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures,* to require new disclosures for significant transfers in and out of Level 1 and Level 2 fair value measurements, disaggregation regarding classes of assets and liabilities, valuation techniques, and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for Level 2 or Level 3. These disclosures are effective for interim and annual reporting periods beginning after December 15, 2009. Additional new disclosures regarding the purchases, sales, issuances, and settlements in the rollforward of activity in Level 3 fair value measurements are effective for fiscal years beginning after December 15, 2010 beginning with the first interim period. The Company adopted certain of the relevant disclosure provisions of ASU 2010-06 on January 1, 2010, and will adopt certain other provisions on January 1, 2011.

FASB ASC 820 establishes a framework for measuring fair value, and established a fair value hierarchy that prioritizes the inputs to valuation techniques. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Under the new standard, fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date.

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

> Level 1 inputs are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.
>
> Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
>
> Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash on deposit and money market accounts.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Promotional Costs

Promotional costs are expensed as incurred and aggregated $41,278 for the year ended December 31, 2010.

Deferred Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in deferred tax assets and liabilities. Valuation allowances are established, if necessary, to reduce the deferred tax assets to their estimated net realizable value.

Net Asset Value

The Company uses a net asset value ("NAV") to estimate fair value, provided that the NAV is computed as of the date of the financial statements. The investment must be in an entity with all the attributes of an investment company, and it cannot have a readily determinable market value.

Uncertain Tax Position

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an even occurs that requires a change.

Subsequent Events

In February 2010, the FASB issued an update to authoritative guidance relating to subsequent events, which was effective upon the issuance of the update. The Company adopted this authoritative guidance on December 31, 2010. The update to the authoritative guidance relating to subsequent events removes the requirement for SEC filers to disclose the date through which subsequent events have been evaluated in both issued and revised financial statements.

The adoption of this update to the authoritative guidance relating to subsequent events did not impact the Company's financial position or operating results other than removing the disclosure. The Company evaluates events occurring after the date of the statement of financial condition for potential recognition or disclosure in its financial statements. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

NOTE 2. INVESTMENT IN MARKETABLE SECURITIES

Investments in marketable securities, carried at fair value, consisted of the following at December 31, 2010:

Fixed income securities	$ 590,117
Mutual funds	1,394,360
Equity securities	2,895,058
Exchange traded funds	90,750
Investments in securities, at fair value	$ 4,970,285

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value, on an recurring basis, as of December 31, 2010:

	Level 1	Level 2	Level 3	Total
Money market	$ 222,485	$ -	$ -	$ 222,485
Fixed income securities	-	590,117	-	590,117
Mutual funds	1,394,360	-	-	1,394,360
Equity securities	2,895,058	-	-	2,895,058
Exchange traded funds	90,750	-	-	90,750
Total investments - fair value	$ 4,602,653	$ 590,117	$ -	5,192,770
Less amount included in the accompanying financial statements as cash and cash equivalents				222,485
Investments in marketable securities				$ 4,970,285

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2010.

Money Market Funds are public investment vehicle valued using $1 for the NAV. The money market fund is classified within Level 1 of the fair value hierarchy. The Company's money market funds are included in cash and cash equivalents on the accompanying statement of financial condition.

Fixed Income Securities are carried at their fair value based on quoted market prices in active markets where the bonds trade.

Mutual Funds are public investment vehicles valued using the NAV provided by the trustee. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within Level 1 of the fair value hierarchy.

Equity Securities are carried at fair value based on quoted market prices in active markets where the securities trade.

Exchange Traded Funds are carried at fair value based on quoted market prices in active markets where the funds trade.

NOTE 2. INVESTMENT IN MARKETABLE SECURITIES (CONTINUED)

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE 3. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2010, consisted of the following:

Furniture and equipment	$ 102,018
Computer equipment	48,208
Leasehold improvements	84,035
	234,261
Less: accumulated depreciation	(135,934)
Property and equipment, net	$ 98,327

NOTE 4. COMMITMENTS AND CONTINGENCIES

Contingencies

In the normal course of business, the Company is subject to inquiries and examinations of regulatory compliance by various regulatory authorities. As a regulated entity, the Company may be subject to disciplinary actions as a result of current or future examinations, which could have a material adverse effect on the Company's financial position, results, or liquidity, over and above any previously accrued amounts.

Lease Commitments

The Company has entered into several operating leases for its office facilities. The minimum annual rental commitments under these leases are as follows:

Year ending December 31:	
2011	$ 437,049
2012	419,348
2013	419,348
2014	419,348
2015	419,348
Thereafter	419,348
	$ 2,533,789

Rent and occupancy expense, net of sublease rental income of $84,925, amounted to $468,256 for the year ended December 31, 2010.

NOTE 4. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Lease Commitments (Continued)

One of the Company's leases provided for a rent-free period during its term. Pursuant to FASB ASC 840, *Accounting for Leases*, the aggregate of the total minimum lease payments under the lease is being amortized on the straight-line basis over the lease term. The difference between rent expense calculated on the straight-line basis and amounts paid in accordance with the terms of the lease (deferred rent) amounted to $99,705 and is included in "accounts payable and accrued expenses" in the accompanying statement of financial condition.

The Company sublets space on a month-to-month basis to an investment advisor. One of the shareholders of the Company is an officer of this investment advisor. For the year ended December 31, 2010, rental income totaled $36,000. Additionally, the Company received reimbursements totaling approximately $143,000 from this entity for payroll paid by the Company on the affiliate's behalf.

One of the Company's operating leases is with a company that is owned by one of the Company's shareholders. For the year ended December 31, 2010, the Company paid rent and related expenses for this office facility totaling $90,658.

The Company rents office space under an operating lease agreement. The lease, which expires in December 2016, requires annual rent payments of $419,348. In accordance with the lease agreement, the Company has provided its landlord (the "landlord") with an irrevocable letter of credit issued by a bank to back the Company's obligations under the lease. The letter of credit is cancelable only at the option of the landlord, who is authorized to draw funds on the issuing bank up to the face amount of the letter of credit in accordance with the terms of the agreement. The letter of credit has been collateralized by a certificate of deposit in the amount of $210,000, which has been included in the accompanying statement of financial condition under "Security deposits and other assets."

NOTE 5. EMPLOYEE BENEFIT PLAN

The Company sponsors a 401(k) savings plan covering substantially all of its eligible full-time employees. Employee contributions are voluntary and are subject to Internal Revenue Service limitations. The Company's matching contributions are at the discretion of management. The Company made no contributions during 2010.

NOTE 6. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. As of December 31, 2010, the Company was in compliance with these requirements. At December 31, 2010, the Company had net capital of $4,142,168, which exceeded the Company's minimum net capital requirement of $100,000. The Company's percentage of aggregate indebtedness to net capital was 8.89 to 1 as of December 31, 2010.

NOTE 7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK

As a securities broker-dealer, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair both the customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker-dealer provides that the Company is obligated to assume any exposure related to such nonperformance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker-dealer's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker-dealer on a daily basis and requiring customers to deposit additional collateral or reduce positions when necessary.

NOTE 8. CONCENTRATION OF CREDIT RISK

The Company maintains its cash and cash equivalent balances in several major financial institutions in accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in these accounts, and management does not believe it is exposed to any significant credit risk with respect to cash.

For the year ended December 31, 2010, transactions initiated by one independent contractor on behalf of customers yielded 13% of the Company's commission revenue.

The Company's investments consist of a combination of debt and equity investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect the Company's investment account and balances and the amounts reported in the statement of financial condition and the statement of income.

NOTE 9. INCOME TAXES

The Company has deferred tax assets and liabilities, which arise primarily from differences in recognizing unrealized gains on its investments in marketable equity securities for financial statement and income tax purposes, and for the income tax effect of net operating loss carryforwards. Deferred taxes assets and liabilities at December 31, 2010, are summarized as follows:

Deferred tax asset:	
Federal	$ 527,000
State	80,000
City	73,000
Total deferred tax asset	680,000
Deferred tax liability:	
Federal	661,000
State	229,000
City	211,000
Total deferred tax liability	1,101,000
Deferred tax liability, net	$ 421,000

The provision for (benefit from) income taxes consisted of the following components for the year ended December 31, 2010:

Current tax expense (benefit):	
Federal	$ (29,376)
State	9,149
City	7,619
Total current tax benefit	(12,608)
Deferred tax expense:	
Federal	9,625
State	24,941
City	22,434
Total deferred tax expense	57,000
Net income taxes	$ 44,392

At December 31, 2010, the Company has a net operating loss carryforward of approximately $1,600,000 for federal purposes, and a net operating loss carryforward for state and city purposes of approximately $730,000 and $720,000, respectively. The Company's net operating losses will begin to expire in 2025.

The current provisions for state and city taxes are computed under alternative methods based on net capital, as defined, and alternative net income, as defined, respectively.

With few exceptions, the Company is no longer subject to federal, state and local tax examinations by tax authorities for years before 2007.

SUPPLEMENTARY INFORMATION

BERNARD HEROLD & CO., INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

Net capital:		
Capital and allowable subordinated liabilities:		
Shareholders' equity	$	5,246,845
Other allowable credits - deferred tax liability		421,000
Total capital and allowable subordinated liabilities		5,667,845
Non-allowable assets:		
Receivables - other		(180,000)
Property and equipment, net		(98,327)
Other assets		(271,470)
Total non-allowable assets		(549,797)
Net capital before haircuts on securities positions		5,118,048
Haircuts on securities:		
Debt securities		235,226
Other securities		471,938
Undue concentration		268,716
Total haircuts on securities positions		975,880
NET CAPITAL	$	4,142,168
Aggregate indebtedness:		
Accounts payable and accrued expenses	$	368,177
Computation of basic net capital requirement:		
Minimum net capital requirement of 6-2/3% of aggregate indebtedness	$	24,545
Minimum net capital required	$	100,000
Excess net capital	$	4,042,168
Net capital less greater of 10% of aggregate indebtedness or 120% of the statutory minimum net capital required	$	4,022,168
Percentage of aggregate indebtedness to net capital		8.89

No material differences existed between the above computation of net capital and the Company's computation included in Part II of Form X-17a-5 as of December 31, 2010.

See independent auditors' report.

BERNARD HEROLD & CO., INC.
OTHER INFORMATION
DECEMBER 31, 2010

Computation for Determination of the Reserve Requirements Under Rule 15c3-3 of the SEC:

The Company operates under the exemptive provisions of Paragraph (k)(2)(i) of SEC Rule 15c3-3. All securities transactions are cleared through another broker-dealer on a fully disclosed basis.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the SEC:

The Company operates under the exemptive provisions of Paragraph (k)(2)(i) of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds at December 31, 2010.

CITRINCOOPERMAN
Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Shareholders
Bernard Herold & Co., Inc.
New York, NY

In planning and performing our audit of the financial statements of Bernard Herold & Co., Inc. (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express such an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and are recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Citrin Cooperman + Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 22, 2011

CITRINCOOPERMAN
Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES TO THE SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENT RECONCILIATION

To the Shareholders
Bernard Herold & Co., Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2010, which were agreed to by Bernard Herold & Co., Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries on the general ledger noting no differences;

2. Compared amounts reported on the audited Form X-17a-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 22, 2011

CITRIN COOPERMAN & COMPANY, LLP
530 MORRIS AVENUE SPRINGFIELD, NJ 07081 | TEL 973.218.0500 | FAX 973.218.0511
CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

BERNARD HEROLD & CO., INC.
SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENT AND PAYMENTS (FORM SIPC-7)
FOR THE YEAR ENDED DECEMBER 31, 2010

SIPC-7 - General assessment	$	5,229
Less amounts paid:		
July 2010		(3,167)
Amount due with Form SIPC-7	$	2,062

SIPC Collection Agent: Securities Investor Protection Corporation

See independent auditors' report on applying agreed-upon procedures to the Securities Investor Protection Corporation Assessment Reconciliation.

CITRINCOOPERMAN

BERNARD HEROLD & CO., INC.
FOR THE YEAR ENDED DECEMBER 31, 2010

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